

Mail Stop 4628

October 6, 2016

Anthony Bahr
Chief Executive Officer
WildHorse Resource Development Corporation
9805 Katy Freeway, Suite 400
Houston, TX 77024

> **Re:** **WildHorse Resource Development Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 23, 2016**
> **CIK No. 0001681714**

Dear Mr. Bahr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Our Principal Stockholders, page 8

1.   We note your response to comment 9. Please explain to us the planned valuation that the company plans on undertaking prior to effectiveness. Please also update your disclosure in this section to note that the relevant percentages remain subject to adjustment, consistent with your response.

Risk Factors, page 18

Risks Related to this Offering and Our Common Stock, page 38

NGP and its affiliates are not limited in their ability to compete with us…, page 41

2.   We have considered your revised disclosure in response to comment 11. Please revise
         your disclosure here, under the Business Strategies heading in the Business section and
         elsewhere to explain how opportunities will be apportioned among you, NGP and the
         affiliated entities.

Dilution, page 50

3.   In light of the continued adjustments to your current stockholders' holdings, please
         supplement in this section to include the "effective cash contribution" of your current
         shareholders as required by Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

Derivative Activity, page 56

4.   Your response to comment 14 states that you have provided revised disclosure that
         illustrates how differences in the terms of commodity derivative instruments are expected
         to affect your ability to protect your capital investment program and expected future cash
         flows. However, it does not appear that your revised disclosure explains the expected
         effect of differences in derivative terms on your ability to reduce the potential effects of
         changes in commodity prices. Further revise to provide explanatory disclosure consistent
         with our prior comment.

Critical Accounting Policies and Estimates, page 83

Impairment of Oil and Natural Gas Properties, page 84

5.   It does not appear that the revised disclosure provided in response to comment 20
         includes a discussion of the degree of uncertainty associated with the key assumptions
         underlying your testing of proved properties for impairment. In addition, the revised
         disclosure does not clearly identify potential events and/or changes in circumstances
         reasonably expected to negatively affect these key assumptions. Revise to provide this
         type of information. Refer to FRC 501.14.

6.   Your revised accounting policy disclosure indicates that you discount the estimated cash
         flows used to analyze your proved oil and natural gas properties for impairment. Tell us
         how this policy is consistent with the guidance per FASB ASC 360-10-35-17 regarding
         the use of undiscounted cash flows to test a long-lived asset for recoverability.

Business, page 91

Our Properties, page 98

Eagle Ford Acreage, page 98

7.   We note your response to comment 23 and the market data prepared by Baker Hughes
       which you rely on in your registration statement. Please advise if this data was prepared
       by Baker Hughes for the company for inclusion in this registration statement. If so,
       please file a consent as contemplated by Securities Act Rule 436 when you publicly file
       your registration statement.

Reserves Data, page 100

8.   Please revise the tabular disclosure relating to total proved reserves, proved developed
       reserves and proved undeveloped reserves to reconcile the inconsistencies in the
       identification of the product types for the figures presented on page 101 compared to the
       disclosure provided elsewhere on pages F-15 through F-17 for the period ending
       December 31, 2015.

Drilling Activity, page 112

9.   We note your response to comment 6 and the disclosure on pages 3 and 93 regarding
       your reduced drilling program. We also note your disclosure on page 80 that you
       terminated your rig contract in March 2016. Please revise to disclose your drilling
       contracts and commitments.

Executive Compensation, page 129

10.   We note your response to comment 32. Please provide a more thorough analysis as to
       your decision to omit compensation payable to Mr. Steve Habachy while serving in the
       capacity of Vice President Operations for WHRM. Include in your response a discussion
       of how compensation decisions with respect to this position differed from those of your
       named officers.

Narrative Disclosures

Employment, Severance or Change of Control Agreements, page 131

11.   We note that you have not historically executed employment agreements with your
       named officers. Please update your disclosure in this section to explain how base salaries
       amounts were established.

<u>Incentive Units, page 131</u>

<u>WildHorse Incentive Units, page 131</u>

12.   We have considered your revisions in response to comment 21; however, it remains unclear from your revised disclosure which party bears the costs of payments made for the incentive units subsequent to the reorganization and in connection with this offering. Please revise to explain. Please also describe in greater detail why the actions contemplated in connection with this offering do not represent a "fundamental change" under the terms of the WildHorse LLC Agreement.

13.   In your revised narrative, you indicate that incentive unit awards will payout upon the occurrence of "certain specified level(s) of cumulative cash distributions." Please also expand your disclosure in this section to disclose such threshold amounts, pertaining to each tier of units, in more detail.

        You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: Douglas E. McWilliams
        Michael S. Telle
        Vinson & Elkins L.L.P.